MARIN SOFTWARE INCORPORATED

123 Mission Street, 25th Floor

San Francisco, California 94105

March 19, 2013

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Barbara C. Jacobs, Assistant Director Ivan Griswold, Staff Attorney Kathleen Collins, Accounting Branch Chief Melissa Kindelan, Staff Accountant

Re:	Marin Software Incorporated Form S-1 Registration Statement (File No. 333-186669) originally filed February 13, 2013, as amended, and corresponding Registration Statement on Form 8-A (File No. 001-35838)

Acceleration Request

Requested Date:         March 19, 2013

Requested Time:        4:00 PM Eastern Time

Ladies and Gentlemen:

Marin Software Incorporated (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above-captioned Registration Statements on Form S-1 and Form 8-A effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

The Registrant hereby authorizes Jeffrey R. Vetter or Michael A. Brown, both of whom are attorneys with the Registrant’s outside legal counsel, Fenwick & West LLP, to orally modify or withdraw this request for acceleration.

The Registrant hereby acknowledges that:

•

should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Registrant may not assert the Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant requests that it be notified of such effectiveness by a telephone call to Mr. Vetter at (650) 335-7631, or in his absence, Mr. Brown at (415) 875-2432.

Sincerely,

MARIN SOFTWARE INCORPORATED

By:	/s/ Christopher A. Lien
Christopher A. Lien
Founder and Chief Executive Officer

cc:	John A. Kaelle, Chief Financial Officer
Rashmi Garde, Esq., General Counsel
Stephen Chen, Esq., Associate General Counsel
Marin Software Incorporated

Jeffrey R. Vetter, Esq.
Michael A. Brown, Esq.
Fenwick & West LLP